Freescale Semiconductor Holdings I, Ltd.

6501 William Cannon Drive West

Austin, Texas 78735

(512) 895-2000

May 23, 2011

VIA EDGAR AND BY FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Freescale Semiconductor Holdings I, Ltd. Registration Statement
on Form S-1 (File No. 333-172188) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461(a) under the Securities Act of 1933 (the “Securities Act”), Freescale Semiconductor Holdings I, Ltd. (the “Company”), respectfully requests that the effective date of the above-referenced Registration Statement be accelerated by the Securities and Exchange Commission (the “Commission”) so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m., Eastern Time, on May 25, 2011 or as soon thereafter as practicable.

The Company hereby acknowledges the following:

•

that should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•

that the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	that the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

May 23, 2011

The Company requests to be notified of such effectiveness by a telephone call to Jennifer A. Bensch of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2950 or Courtney A. Dinsmore at (212) 735-3766 and that such effectiveness also be confirmed in writing.

Very truly yours,

FREESCALE SEMICONDUCTOR
HOLDINGS I, LTD.

By:	/s/ Alan Campbell
Name:	Alan Campbell
Title:	Chief Financial Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Jennifer A. Bensch, Esq.
Courtney A. Dinsmore, Esq.

Signature Page for Acceleration Request